IHS Inc.
15 Inverness Way East
Englewood, CO 80112

October 21, 2005

Barbara C. Jacobs
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:
IHS Inc.
Registration Statement on Form S-1, Amendment No. 7
File No.: 333-122565

Dear Ms. Jacobs:

        This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission contained in your letter dated October 20, 2005 (the "Comment Letter") regarding Amendment No. 6 to the Registration Statement (the "Registration Statement"). We will respond to your letter dated October 18, 2005 under separate cover.

        Set forth below are the Staff's comments numbered 1 through 2 from the Comment Letter and responses to the comments.

1.
We have reviewed your response to prior comment 2 in our letter dated September 15, 2005. In particular, we note that the Amended and Restated Stock Purchase Agreement contemplates an unregistered sale of securities from the selling stockholders to General Atlantic upon closing of the initial public offering. We do not agree that Section 4(2) is available to the unregistered transaction since this exemption is available only to the issuer (i.e., IHS). With respect to your argument that Section 4(1) is available, please provide us with a more comprehensive analysis as to why Section 4(1) is available in these circumstances.

        As we set forth in our letter to you dated October 6, 2005, we recently agreed with the selling stockholders and the General Atlantic entities that the selling stockholders (and not the company) would sell the $75 million of Class A common shares to the General Atlantic entities. This decision was based primarily on our significant cash position and borrowing capacity, as well as the belief that a pure secondary offering would facilitate a more successful IPO.

        As we set forth in our letter to you dated May 9, 2005, the original Stock Purchase Agreement (the "SPA") contemplated the sale of the shares by the company to the General Atlantic entities pursuant to Section 4(2) of the Securities Act and the Staff's position on the integration of private and public offerings expressed in the Black Box Incorporated (available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (available February 28, 1992) no-action letters. Specifically, the private placement was to be made to a limited number of institutional accredited investors, each of which is part of a very large and highly sophisticated family of private equity funds affiliated with General Atlantic LLC. Under this arrangement, each of the purchasers provided written representations to us, which can be summarized as follows:

  •
  Each of the purchasers is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act.

  •
  The purchasers are "affiliates" of each other within the meaning of Rule 12b-2 under the Exchange Act and together constitute a "group," as defined in Rule 13d-5 under the Exchange Act.

  •
  The purchasers are part of a larger "group" of investment entities (the "General Atlantic Group") that are "affiliates" of General Atlantic LLC. General Atlantic LLC is a private equity investment firm that invests in information technology, media and communications companies on a global basis. The General Atlantic Group beneficially owns assets with a fair market value in excess of $100 million.

  •
  The two co-investment entities and GAP LP are investing in the shares of Class A common stock side-by-side on the same terms. Investment decisions on behalf of GAP LP and the co-investment entities are made by the managing members of General Atlantic LLC and are made with respect to all three entities as a group. The allocation of the shares among GAP LP and the two co-investment entities was made based on the same allocation percentages that General Atlantic LLC applies to other new investments made or to be made by the General Atlantic Group during calendar year 2005.

        As we noted in our May 9, 2005 letter, we have been advised by General Atlantic that a private placement to entities controlled by General Atlantic with substantially similar facts relating to the purchasers was previously reviewed by the Staff in connection with the initial public offering by SRA International, Inc. (Registration No. 333-83780), which was completed in May 2002.

        After having made their investment decision to purchase the shares from us, General Atlantic then agreed to buy them from the selling stockholders pursuant to the Amended and Restated Stock Purchase Agreement (the "New SPA") in order to accommodate our decision to pursue a pure secondary offering. In agreeing to this, there was no change in General Atlantic's investment decision. An identical amount of the same securities (i.e., $75 million of Class A common stock) is being purchased by the General Atlantic entities under the New SPA. In addition, the representations that are being made by such entities to the selling stockholders in connection with the New SPA, including those that bear on the exemption of the transaction from registration under the Securities Act, are virtually identical to the representations that were previously made by such entities to us in connection with the SPA. Furthermore, Steven A. Denning, the Chairman and a Managing Director of General Atlantic, has been a member of our Board of Directors since April 2005.

        Based on the above discussion, we and the selling stockholders believe that, based on the policy considerations expressed in the Black Box and Squadron no-action letters mentioned above, the sale of the shares by the selling stockholders is exempt from registration under the Securities Act in reliance on Section 4(1) of the Securities Act. In drawing this conclusion, we and the selling stockholders have relied upon what is commonly referred to as a Section 4(1 1/2) exemption. That is, the sale of the shares by the selling stockholders is a private resale of restricted securities by a person other than an issuer, underwriter or dealer. The selling stockholders are not "issuers" or "dealers," and they did not purchase the shares from the company with a view toward distributing them (as an "underwriter" would be expected to do). The selling stockholders (and their affiliates) have demonstrated their investment intent with respect to the shares by holding them since 1994 when they were issued and sold by the company to an affiliate of the selling stockholders. We also note that the shares have been sold to the General Atlantic Group, a large institutional investor, who has made appropriate investment representations and who has not taken the shares with a view towards distribution (as evidenced by its entry into a two-year lock up agreement). The General Atlantic Group has also had full access to all information deemed necessary to make an informed investment decision and has a representative on our Board of Directors.

        In reaching the conclusion regarding the exemption from registration, we and the selling stockholders consulted with Davis Polk & Wardwell. In addition, General Atlantic consulted with its outside counsel, Paul Weiss Rifkind Wharton and Garrison LLP. The exemption from registration was also reviewed by Sullivan & Cromwell LLP, counsel for the underwriters.

2.
We note that you have not filed the November 2004 agreement between Holland America Investment Corporation wherein HAIC contributed substantially all of its assets to you in exchange for your common stock, which was then distributed to the selling shareholders. As this agreement was entered into within the last two years, it should be filed as a material agreement under Item 601(b)(10) of Regulation S-K.

        We have filed the November 2004 agreement referred to above as exhibit 10.35 to the Registration Statement.

*        *        *

        We appreciate your assistance in this matter. Please do not hesitate to call me at 212-850-8543 (or Richard Sandler or Mark Schwartz of Davis Polk & Wardwell at 212-450-4224 and 212-450-4662, respectively) with any questions you may have with respect to the foregoing.

Very truly yours,
/s/ STEPHEN GREEN Stephen Green Senior Vice President and General Counsel
cc w/o encl.:	Michael J. Sullivan IHS Inc.
Richard J. Sandler Mark Schwartz Davis Polk & Wardwell
Robert Caller Ernst & Young LLP
Robert S. Risoleo Sullivan & Cromwell LLP